Stearns Weaver Miller
Weissler Alhadeff & Sitterson, P.A.

Miami     •     Ft. Lauderdale     •     Tampa

December 3, 2004

Jeffrey P. Riedler
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	SFBC International, Inc. Registration Statement on Form S-3 File Number: 333-120152

Dear Mr. Riedler:

     This letter is in response to comments of the Staff regarding the above-referenced filing which were provided in your letter to Arnold Hantman, dated November 18, 2004.

     Set forth below are responses to the comments in your letter. The numbering of the comments below corresponds to the numbering set forth in your letter.

Selling Securityholders, page 18

1.	We note the disclosure in footnote (2) on page 21 regarding broker-dealers and affiliates of broker-dealers. If any selling security holder is a broker-dealer, the prospectus must state that such holder is an underwriter. The only exception to this requirement is if the broker-dealer received their securities as compensation for underwriting activities. Please identify such underwriters both in the Selling Securityholders section and in the Plan of Distribution section. Note that it is not sufficient to state these parties “may be” underwriters.

     In footnote (2) on page 21, the Company identifies selling securityholders who have identified themselves to the Company through representations made in the selling securityholders’ questionnaires as a broker-dealer or an affiliate of a broker-dealer. The Company notes the Staff’s comment and will revise the disclosure in both the Selling Securityholders section and the Plan of Distribution section to state that, “to the extent any of the selling securityholders are broker-dealers, they are deemed to be, under the interpretations of the Securities and Exchange Commission, “underwriters” within the meaning of the Securities Act.”

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Securities and Exchange Commission
December 3, 2004

2.	In addition, if a selling security holder is an affiliate of a broker-dealer, the prospectus must state that:

•	the selling security holder purchased in the ordinary course of business; and

•	at the time of the purchase of the securities to be resold, the selling security holder had no agreement or understanding, directly or indirectly, with any person to distribute the securities.

If a selling security holder is an affiliate of a broker-dealer and you are not able to make these statements in the prospectus, the Selling Securityholders and Plan of Distribution sections must state that the selling security holder is an underwriter. Please revise the prospectus as appropriate.

     The Company believes that the Staff’s comment is addressed in the prospectus in footnote (2) on page 21. Footnote (2) states, “The selling securityholder has represented to us that it purchased the securities offered hereby for investment purposes and not with a view towards the distribution thereof.” However, in order to clarify this further, we have revised the language of footnote (2) to mirror the language suggested by the Staff.

3.	For all selling securityholders who are not broker-dealers, please identify the natural persons who have voting and investment control of the securities being offered.

     With respect to the securityholders who are not broker-dealers, the Company believes that it has correctly identified the beneficial owners of the securities being offered. Each has identified themselves to the Company through representations made in the selling securityholders’ questionnaires as the owners of the securities being offered. The Company has not listed the nominee holders or other such holders of record.

4.	We note that in footnote (3) on page 22, you state that information about unidentified selling securityholders will be provided either by amendment or by prospectus supplement. Our position is that any seller who is not identified in the prospectus pre-effectively must be identified in a post-effective amendment, except that a prospectus supplement may be used if the seller is a transferee of a holder who was identified pre-effectively. Since footnote (3) relates only to holders who are not yet identified, it will not be possible for you to use a prospectus supplement to identify these holders. Therefore, please delete the reference in the footnote to prospectus supplements.

     For the reasons set forth below, we respectfully disagree with the Staff’s position on references to the use of prospectus supplements in footnote (3) and respectfully request the Staff to reconsider its position.

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Securities and Exchange Commission
December 3, 2004

     As disclosed in the prospectus, the Company initially issued the notes to the initial purchaser who then sold the notes in transactions exempt from the registration requirements of the Securities Act to “qualified institutional buyers” (as defined in Rule 144A under the Securities Act). All of the notes subject to the registration statement were issued in the same transaction, and the amount of the notes registered will not increase. We refer to Section B.81 of the Staff’s Telephone Interpretations Manual which states:

The Division staff was asked how registration statements for secondary offerings should reflect the addition or substitution of selling shareholders. Normally, absent circumstances indicating that the change is material, the change may be reflected by the filing of a Rule 424(b) prospectus supplement describing the change and setting forth the information required by Item 507 of Regulation S-K. (Of course, this assumes the change does not involve increasing the number of shares or dollar amount registered, or include shares from a transaction other than the one to which the original filing related.) The ability to reflect changes in selling shareholders by Rule 424 does not permit the names of known (emphasis added) selling shareholders to be omitted from the original filing.

     Because the Company does not know the identity of the purchasers to whom the initial purchaser sold the notes, the Company only knows the identities and holdings of those securityholders who identify themselves to the Company by means of a completed questionnaire. As a result, securityholders that identify themselves to the Company following the registration statement’s effectiveness will not have been known to the Company at the time of effectiveness. Accordingly, absent unusual circumstances, we believe that the Company should be permitted under Staff Telephone Interpretation B.81 to disclose additional selling securityholders who became “known” after the effectiveness of the registration statement by means of a prospectus supplement.

     We would also note for the Staff that, unlike a prospectus supplement (which would be available for use immediately), the filing of such a post-effective amendment would require the Company to suspend the use of the entire registration statement until the Staff declared that post-effective amendment effective. The Company does not believe that permitting the Staff to review a post-effective amendment filed only to add the names of selling securityholders that were unknown to the Company at the time of effectiveness is likely to improve the quality of the disclosure contained in the registration statement. Moreover, the Staff’s approach would unfairly penalize those selling securityholders that had timely identified themselves to the Company by prohibiting them from using the registration statement and subjecting them to market risk while the Staff reviewed the post-effective amendment (which would have been filed solely to accommodate one or more selling securityholders that were late in identifying themselves to the Company). As a result, the Staff’s proposed approach would have the unusual result that the registration statement’s disclosure would not be materially improved and yet a securityholder

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Securities and Exchange Commission
December 3, 2004

who was delinquent in identifying itself to the Company would be in a position to adversely affect a securityholder who had timely identified itself.

     We note that, on November 3, 2004, the Securities and Exchange Commission issued Proposed Rule — Securities Offering Reform (Release No.: 33-8501), which proposes new rules which would codify that issuers are permitted to add the identifies of selling securityholders to the registration statement after its effectiveness by either an amendment to that registration statement or a prospectus supplement. We believe this codifies the currently existing practice.

     This is to confirm that the Company will file a post-effective amendment to disclose material changes to the information set forth in the registration statement pursuant to Item 507 of Regulation S-K at the time of its effectiveness.

     We have attempted to address each of the comments raised in your letter and any concerns that the Staff may have. If you have any questions or if we can provide any additional information, please feel free to contact me at (305) 789-3500.

     Thank you for your assistance.

Sincerely,
/s/ Alison Miller
Alison Miller

cc: Arnold Hantman

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